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SEC FILE NUMBER
8-69739

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MOOMOO FINANCIAL INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

550 S. California Avenue, Suite 200
(No. and Street)

Palo Alto	CA	94306
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Arnold Kaufman	(646) 373-6914	akaufman@us.moomoo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BAKER TILLY US, LLP
(Name – if individual, state last, first, and middle name)

ONE PENN PLAZA, SUITE 3000	NEW YORK	NY	10119
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arnold Kaufman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Moomoo Financial Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOHN COLLINS
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01CO6437686
Qualified in New York County
My Commission Expires: 08/01/2026

Notary Public

Signature:

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Moomoo Financial Inc.

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

As of December 31, 2022

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

MOOMOO FINANCIAL INC.

CONTENTS

Form X-17A-5 Part III Facing Page
Oath of Affirmation

Report of Independent Registered Public Accounting Firm 3

Financial Statements

Statement of Financial Condition 4
Notes to Statement of Financial Condition 5-15

bakertilly

Report of Independent Registered Public Accounting Firm

To the Shareholder and Those Charged With Governance of
Moomoo Financial Inc. (f/k/a Futu Inc.)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Moomoo Financial Inc. (f/k/a Futu Inc.) (the Company) as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2019.

New York, New York
February 28, 2023

MOOMOO FINANCIAL INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS		
Cash and cash equivalents	$	5,798,706
Cash segregated for regulatory purposes		4,500,000
Deposit with clearing organization		188,631
Restricted cash		601,697
Marketable securities, at fair value		54,105
Customer receivables		
less allowance for credit losses of $1,669,701		133,415,319
Due from affiliates		53,699
Software, computer equipment, furniture, and leasehold, net		302,533
Prepaid expenses and other assets		868,558
Right of use asset		1,517,664
Total Assets	**$**	**147,300,912**
LIABILITIES AND SHAREHODER'S EQUITY		
Liabilities		
Customer payables	$	123,327,300
Accounts payable, accrued expenses and other liabilities		1,238,634
Due to affiliates		109,512
Lease liability		1,615,239
Total Liabilities		**126,290,685**
Shareholder's Equity		
Capital stock, $.0001 par value; 2,000 shares authorized,		
1,900 shares issued and outstanding		2
Additional paid in capital		37,719,520
Accumulated deficit		(16,709,295)
Total Shareholder's Equity		**21,010,227**
Total Liabilities and Shareholder's equity	**$**	**147,300,912**

The accompanying notes are an integral part of this Statement of Financial Condition.

MOOMOO FINANCIAL INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
For the Year Ended December 31, 2022

1. Organization and Nature of Business

Moomoo Financial Inc. (the "Company") is a Delaware corporation incorporated on December 17, 2015. The Company is a wholly owned subsidiary of Futu US Inc. (the "Parent"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company's broker license was approved by FINRA on January 19, 2018.

Acting as agent, the Company facilitates the purchase and sale of equities and options through a phone-based trading application. The Company also provides retail investors the ability to participate in initial offerings of securities ("IPO"). The Company also offers a cash sweep program which allows customers' uninvested cash balances to earn interest with program banks insured by the Federal Deposit Insurance Corporation ("FDIC").

The Company officially changed its name from Futu Inc. to Moomoo Financial Inc. on May 27, 2022. The Company's headquarters is located in Palo Alto, CA.

2. Summary of Significant Accounting Policies

Basis of Presentation – The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U. S. GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") for financial reporting.

Use of Estimates – The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and accompanying notes. These estimates and assumptions are based on judgment and the best available information at the time. Accordingly, actual results could differ from those estimates. Such estimates include the allowance for credit losses, valuation of certain investments, compensation accruals, and deferred tax asset valuation allowance.

Cash and Cash Equivalents – Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes or to meet margin requirements at clearing houses and clearing banks. At December 31, 2022, the Company maintained its cash balances at various financial institutions. These balances are insured by the FDIC up to $250,000 per institution. The Company is subject to credit risk to the extent that the financial institution with which it conducts business is unable to fulfill its contractual obligations and deposits exceeding the FDIC limits.

2. Summary of Significant Accounting Policies (continued)

Cash Segregated for Regulatory Purposes – The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934, which requires it to maintain cash or qualified securities in a segregated reserve account for the exclusive benefits of its customers. In accordance with Rule 15c3-3, at December 31, 2022, the Company had $8,500,000 of its cash segregated for the exclusive benefits of its customers.

Deposit with Clearing Organization – Deposit with clearing organization represents the Company's funds being held at its clearing organization in connection with its normal course of business.

Restricted Cash – Restricted cash included cash on deposit with the Company's banks.

Marketable Securities – Marketable securities consist of financial instruments carried at fair value with related unrealized gains or losses recognized in the statement of operations. Marketable securities are those that can readily be sold, either through a stock exchange or through a direct sales arrangement. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Fair Value of Financial Instruments – Substantially all the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, cash segregated for regulatory purposes, and restricted cash, approximate their fair values.

Fair Value Measurement—Definition and Hierarchy – The Company follows the provisions of Accounting Standards Codification ("ASC") 820, *Fair Value Measurement and Disclosures,* for its financial assets and liabilities. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.*, the "exit price") in an orderly transaction between market participants at the measurement date.

Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurement—Definition and Hierarchy (continued) –

Level 1 — Unadjusted, quoted prices are available in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level 1 fair value generally are G-7 government and agency securities, equities listed in active markets, investments in publicly traded mutual funds with quoted market prices and listed derivatives.

Level 2 — Pricing inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets generally included in this category are stock warrants for which market-based implied volatilities are available, and unregistered common stock.

Level 3 — Pricing inputs are both significant to the fair value measurement and unobservable. These inputs generally reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Fair valued assets generally included in this category are stock warrants for which market-based implied volatilities are not available.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Credit Risk – The Company is exposed to the risk of loss if a customer, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). The Company has established policies and procedures for mitigating credit risk, including reviewing and establishing limits for credit exposure, maintaining collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. The execution of these transactions includes the purchase and sale of securities which exposes the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers or counterparties.

2. Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk – The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established, and exposure is monitored in light of changing counterparty and market conditions.

As of December 31, 2022, the Company did not have any material concentration of credit risk outside the ordinary course of business.

Customer Receivables and Payables – Receivables from and payable to customers include amounts due and owed on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Receivables from customers are reported at their outstanding principal balance, adjusted for any allowance for credit losses. An allowance is established when collectability is not reasonably assured.

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin loans or other similar transactions, are not reported in the statement of financial condition. Amounts receivable from customers that are determined by management to be uncollectible are recorded as customer bad debt expense in the statements of operations.

When the receivable from a brokerage client is considered to be impaired, the amount of impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. Securities beneficially owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition. A valuation allowance for credit losses was recorded at December 31, 2022.

Expected Credit Losses – The Company follows FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("ASC Topic 326") which applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit. The impact to the current period is not material since the Company's in-scope assets are primarily subject to collateral maintenance provisions for which the Company elected to apply the practical expedient of reporting the difference between the fair value of the collateral and the amortized cost for the in-scope assets as the allowance for current expected credit losses.

2. Summary of Significant Accounting Policies (continued)

Contingent Liabilities – Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company's business, financial position, and results of operations or cash flows.

Software, Computer Equipment, Furniture, and Leasehold – Software, computer equipment, furniture and leasehold are recorded at historical cost, less accumulated depreciation, and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight-line method. Software and computer equipment are depreciated over three to five years. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the statement of financial condition and any resulting gain or loss is recorded in other income in the statement of operations. Furniture and leasehold are amortized over the term of the lease which is five years.

Income Taxes – The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

2. Summary of Significant Accounting Policies (continued)

***Income Taxes** (continued)* – The Company recognizes the benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The evaluation of an uncertain tax position is based on factors that include, but are not limited to, changes in the tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, and changes in facts or circumstances related to a tax position. Any changes to these estimates, based on the actual results obtained and/or a change in assumptions, could impact our tax provision in future periods.

3. Marketable Securities, at Fair Value

Marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At December 31, 2022, these securities are carried at their fair market value of $54,105.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
Assets - Marketable Securities				
Corporate equities	$ 54,105	$ -	$ -	$ 54,105
	$ 54,105	$ -	$ -	$ 54,105

4. Software, computer equipment, furniture, and leasehold

Software, computer equipment, furniture, and leasehold are recorded net of accumulated depreciation and amortization and summarized by major classification as follows:

	31-Dec-22	Useful Life	Method
Cloud service	$ 155,528	5 Years	Straight-line
Computer equipment	214,072	3 Years	Straight-line
Furniture	53,191	Lease term	Straight-line
Company automobile	57,398	5 Years	Straight-line
	480,189		
Accumulated depreciation	(219,476)		
Property, software and equipment, net	$ 260,713		
Leasehold improvements	$ 50,781	Lease term	Straight-line
Accumulated amortization	(8,961)		
Leasehold improvements, net	$ 41,820		
Total software, computer equipment, furniture, and leasehold, net	$ 302,533		

5. Income Taxes

The Company has available at December 31, 2022, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a net deferred tax asset of approximately $3,038,076, that expires in years beginning in 2040. As of December 31, 2022, the Company recognized a full valuation allowance in the amount of $3,038,076 due to the uncertainty of its ultimate utilization.

Commencing with the year ended December 31,2021, the Parent files consolidated returns in both federal and state tax jurisdictions of which the Company is included as a wholly owned subsidiary.

5. Income Taxes (continued)

The Company's returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of the statement of financial condition. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Tax returns since 2018 that were filed within the applicable statute remain subject to examination.

6. Related Party Transactions

Consolidated omnibus account clearing agreement – On March 16, 2022, the Company entered into a Consolidated Omnibus Account Clearing Agreement (the "Agreement") with Futu Clearing Inc. (the "Clearing Broker"), an affiliate controlled by common ownership by the Parent. The Clearing Broker provides execution and clearing services for the Company. The Agreement may be terminated by either party upon a 30-day written notice.

Other services – The Company receives services and technology from other companies which are controlled by common ownership ("the Affiliate(s)"). The common ownership in the related party transactions is the sole shareholder of the Company. The Company has expense sharing agreements with various Affiliates which stipulate that expenses paid on behalf of the Affiliates, such as salaries, rent, technology data services and other operating expenses will be reimbursed to the Company at cost.

At December 31, 2022, receivables from affiliates in connection with the expense sharing agreements were $53,699.

7. Regulatory Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2022, the Company had net capital, as defined, of $16,983,183 which was $14,389,582 in excess of its required net capital of $2,593,601.

The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined in the SEC Rule 15c3-3.

Advances to parent, dividend payments and other equity withdrawals by the Company are subject to certain notification and other provisions of the SEC and FINRA rules. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

8. Lease Accounting

The Company follows ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency requiring the recognition of right to use assets and lease liabilities represents a change from previous US GAAP requirements, which do not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee, have not significantly changed from previous US GAAP requirements.

Based on ASC 842, existing leases of the Company were required to be recognized and measured. Additionally, any leases entered into during and after the year 2020 were also required to be recognized and measured. In applying ASC 842, the Company continues to follow an accounting policy to not implement the right of use assets and lease liabilities relating to short term leases. Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of the right to use assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates to apply in determining lease liabilities.

On February 1, 2022, the Company entered into a five-year lease commencing on April 1,2022 and expiring on March 31. 2027.

At December 31, 2022, the future minimum lease payments under the lease agreements were as follows:

	Minimum Lease Payments
2023	$ 375,984
2024	421,008
2025	433,608
2026	446,880
2027	112,560
Total Minimum Lease Payments	$ 1,790,040

The Company implemented ASC 842 using the modified retrospective approach. The Company elected to use a rate of 4.65% as its incremental borrowing rate in determining the present value of the right of use asset and lease liability. The following table represents the Company's lease right-of-use assets and lease liabilities in the statement of financial condition. The calculated amounts of the lease right-of-use assets and lease liabilities in the table below are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments.

8. Lease Accounting (continued)

Assets		
Lease right-of-use assets	$	1,517,664
Liabilities		
Lease liabilities	$	1,615,239

9. Employee Benefit Plan

The Company has a 401(k) defined contribution plan. The 401(k) plan allows eligible employees to make contributions from their compensation subject to a statutory prescribed annual limit. The Company makes contributions of 3% of the compensation of eligible employees. Employee contributions and earnings thereon vest immediately.

10. Financial Instruments, Off-Balance Sheet Arrangements and Indemnification

Financial Instruments – The Company trades securities that are traded on the United States, Hong Kong, Shanghai and Shenzhen stock exchanges. As of December 31, 2022, the Company had not entered into any transactions involving financial instruments that would expose the Company to significant related off-balance-sheet risk.

Market risk is primarily caused by movements in market prices of the Company's trading and investment account securities. The Company's trading securities and investments are also subject to interest rate volatility. The Company manages market risk through its internal risk management policy and procedures.

Off-Balance Sheet Arrangements – The Company was not a party to any off-balance sheet arrangements during the year ended December 31, 2022.

Indemnification – In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

10. Financial Instruments, Off-Balance Sheet Arrangements, and Indemnification (continued)

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

11. Commitments, Contingencies and Guarantees

Legal and Regulatory Matters – The Company is subject to certain pending and threatened legal and regulatory actions and proceedings that arise out of the normal course of business. Given the inherent difficulty of predicting the outcome of such matters, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages, the Company is generally not able to quantify the actual loss or range of loss related to such legal proceedings, the manner in which they will be resolved, the timing of their final resolution or the ultimate settlement. Management believes that the resolution of these matters will not have a material effect, if any, on the Company's business or financial condition, but may have a material impact on the results of operations for a given period.

The Company accounts for potential losses related to litigation in accordance with FASB ASC Topic 450, "Contingencies." As of December 31, 2022, accruals for potential losses related to legal and regulatory actions and proceedings matters were not material.

12. Subsequent Events

The Company has evaluated subsequent events that occurred after the balance sheet date but before the financial statements were issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Based on the evaluation, except for the following, the Company did not identify any other non-recognized subsequent events that would have required adjustment to the financial statements.

The Company plans to convert to a new global accounting system in the second quarter of 2023.